                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                            on November 29, 2001



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3



                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended September 30, 2001


                                    Conectiv
                      (Name of Registered Holding Company)

                                 800 King Street
                              Wilmington, DE 19899
                    (Address of Principal Executives Offices)



                   Inquiries concerning this Form U-9C-3 may
                             be directed to either:

                                 Peter F. Clark
                                 General Counsel
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899

                                       or

                                 Philip S. Reese
                          Vice President and Treasurer
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899
                                 (302) 429-3884

                                    Conectiv
                                   FORM U-9C-3
                    For the Quarter Ended September 30, 2001


                                Table of Contents

                                                                                                   Page
Item 1. Organization Chart                                                                           1

Item 2. Issuance and Renewals of Securities and Capital Contributions                                1

Item 3. Associated Transactions                                                                      2

Item 4. Summary of Aggregate Investment                                                              3

Item 5. Other Investments                                                                            3

Item 6. Financial Statements and Exhibits                                                            4

SIGNATURE                                                                                            5

Item 1. - ORGANIZATION CHART

                                                                                                      % of
                                                  Energy or Gas                                      Voting
                                                     Related          State of        Date of      Securities
        Name of Reporting Company                    Company        Organization    Organization      Held
        -------------------------                    -------        ------------    ------------      ----
Conectiv
   Conectiv Energy Holding Company
      Conectiv Energy Supply, Inc.                Energy related         DE            7/3/75          100
         Conectiv Operating Services Company      Energy related         DE            5/8/87          100
   Atlantic Generation, Inc.                      Energy related         DE           10/9/86          100
      Vineland Limited, Inc.                      Energy related         DE           8/24/90          100
         Vineland Cogen. Limited Partnership      Energy related         DE           9/27/90           50
      Vineland General, Inc.                      Energy related         DE           8/24/90          100
      Pedrick Gen, Inc.                           Energy related         DE           7/28/89          100
      Binghamton Limited, Inc.                    Energy related         DE            5/2/90          100
      Binghamton General, Inc.                    Energy related         DE            5/2/90          100
      Energy Investors Fund III, L.P.             Energy related         DE                            4.9
   Conectiv Solutions LLC
      Conectiv Services, Inc.
         Conectiv Thermal Systems, Inc.           Energy related         DE            5/5/94          100
            ATS Operating Services, Inc.          Energy related         DE           3/31/95          100
            Atlantic Jersey Thermal Systems, Inc  Energy related         DE           5/10/94          100
            Thermal Energy L.P. I                 Energy related         DE                            100
      ATE Investment, Inc.
         King Street Assurance Ltd.
            Enertech Capital Partners, LP         Energy related         DE            8/9/96          94
            Enertech Capital Partners II, LP      Energy related         DE           4/14/00
   Conectiv Properties and Investments, Inc.                                                           10
      DCTC-Burney, Inc.                           Energy related         DE           6/26/87          100
         Forest Products, L.P.                    Energy related         DE           10/5/89           1
         Burney Forest Products                   Energy related         CA
      UAH-Hydro Kennebec, L.P.                    Energy related         NY                           27.5
      Luz Solar Partners, Ltd., L.P.              Energy related         CA                            4.8
   Tech Leaders II, L.P.                          Energy related         DE           10/28/94         2.6
   SciQuest, Inc.                                 Energy related         DE           6/20/00         10.2


Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

ISSUANCES AND RENEWALS OF SECURITIES

                                                                                     Principal
   Company Issuing         Company To Whom        Type of Security      Issue or     Amount of        Interest Rate
       Security           Security Was Issued          Issued            Renewal     Security ($)         (%)
       --------           -------------------          ------            -------     ------------         ---
   Conectiv Resource      Atlantic Generation,    Money Pool Advance     Renewal          *                *
 Partners, Inc., Agent            Inc.
   Conectiv Resource         Conectiv Energy      Money Pool Advance     Renewal          *                *
 Partners, Inc., Agent        Supply, Inc.
   Conectiv Resource        Conectiv Thermal      Money Pool Advance     Renewal          *                *
 Partners, Inc., Agent        Systems, Inc.
   Conectiv Resource       Conectiv Operating     Money Pool Advance     Renewal          *                *
 Partners, Inc., Agent      Services Company

Note: Conectiv Resource Partners, Inc. serves as agent for the Conectiv System Money Pool.

CAPITAL CONTRIBUTIONS:

      Company Contributing Capital              Company Receiving Capital           Amount of Capital Contribution
      ----------------------------              -------------------------           ------------------------------
None

* Confidential Treatment Requested

Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

                                                        Types of
  Reporting Company          Associate Company          Services          Direct Costs     Indirect Costs       Total Amount
 Rendering Services          Receiving Services         Rendered            Charged           Charged             Billed
 ------------------          ------------------         --------            -------           -------             ------
 Conectiv Operating        Conectiv Thermal, Inc.     Operating and            *                                     *
  Services Company                                     Maintenance
                                                        Services

 ATS Operating              Conectiv Operating           Labor                 *                                     *
 Services, Inc               Services Company

Conectiv Energy             Conectiv Atlantic             Gas                  *                                     *
  Supply, Inc.              Generation, L.L.C.

Conectiv Energy             Delmarva Power              Power and              *                                     *
  Supply, Inc               & Light Company             Capacity

Conectiv Energy             Conectiv Thermal, Inc.        Gas                  *                                     *
  Supply, Inc

* Confidential Treatment Requested

Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                                                Indirect
 Associate Company           Reporting Company       Types of Services         Direct Costs       Costs        Total Amount
Rendering Services           Receiving Services           Rendered               Charged         Charged          Billed
------------------           ------------------           --------               -------         -------          ------
Conectiv Delmarva            Conectiv Energy           Electric Energy,             *                                *
Generation, Inc.             Supply, Inc.              Capacity and
                                                       Ancillary Services

Conectiv Atlantic            Conectiv Energy           Electric Energy,             *                                *
Generation, L.L.C.           Supply, Inc.              Capacity and
                                                       Ancillary Services

Note: Conectiv Resource Partners, Inc., the service company for the Conectiv System, provides services to various reporting companies. Such information is reported on the annual Form U-13-60.


* Confidential Treatment Requested

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

Total consolidated capitalization as of September 30, 2001                            $4,289,703        Line 1

Total capitalization multiplied by 15%                                                   643,455        Line 2
                (Line 1 multiplied by 0.15)
Greater of $50 million or line 2                                                       $ 643,455        Line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(ii)  (1)                                      *
Energy-related business Category - Rule 58(b)(1)(v)   (2)                                      *
Energy-related business Category - Rule 58(b)(1)(vi)  (3)                                      *
Energy-related business Category - Rule 58(b)(1)(vii) (4)                                      *
                                                                                               -

                                                                                               *
Total current aggregate investment                                                                      Line 4

Difference between the greater of $50 million or 15% of
Capitalization and the total aggregate investment of the                                       *        Line 5
registered holding company system   (line 3 less line 4)                                       =

*Confidential Treatment Requested

(1) Rule 58 defines category "ii" as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(2) Rule 58 defines category "v" as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(3) Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.

(4) Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

Investments in gas-related companies:

NONE

Item 5. - OTHER INVESTMENTS

     Major Line of Energy-            Other Investment in Last     Other Investment in this    Reason for Difference in
       Related Business                    U-9C-3 Report                U-9C-3 Report              Other Investment
       ----------------                    -------------                -------------              ----------------
            NONE

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.       Financial Statements:

         FS-1 Financial statements of Conectiv (incorporated by reference to the filing by Conectiv on Form 10-Q for the period ended September 30, 2001)

         FS-2 Financial statements of Conectiv Energy Supply, Inc. and Subsidiary (confidential treatment requested)

         FS-3 Financial statements of Atlantic Generation, Inc. and Subsidiaries (confidential treatment requested)

         FS-4 Financial statements of Conectiv Thermal Systems, Inc. and Subsidiaries (confidential treatment requested)

         FS-5 Financial statements of DTC-Burney, Inc. (confidential treatment requested)

B.       Exhibits:

         B-2.     Certificate of Conectiv

                                    SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                             Conectiv

                                             By:   /s/ Philip S. Reese
                                                --------------------------------
                                                   Philip S. Reese
                                                   Vice President and Treasurer




November 29, 2001